Sunshine Biopharma Inc.

333 Las Olas Way

CU4 Suite 433

Fort Lauderdale, FL 33301

January 13, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sunshine Biopharma Inc.
Registration Statement on Form S-3
Filed January 6, 2025
File No. 333-284142

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunshine Biopharma Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, January 15, 2025, or as soon as practicable thereafter.

Very truly yours,

Sunshine Biopharma Inc.

By: /s/ Dr. Steve N. Slilaty

Dr. Steve N. Slilaty

Chief Executive Officer